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                      January 15, 2021

       Jeffrey J. Carfora
       Chief Financial Officer
       Peapack-Gladstone Financial Corporation
       500 Hills Drive, Suite 300
       Bedminster, NJ 07921

                                                        Re: Peapack-Gladstone
Financial Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed January 12,
2021
                                                            File No. 333-252046

       Dear Mr. Carfora:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal Branch
       Chief, at 202-551-3469 with any questions.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Finance